UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A

BUENOS AIRES, May 10, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuing Companies Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martín 344

City of Buenos Aires

Subject: Roll - Shareholders’ Meeting dated April 30, 2024 and Board of Directors’ Meeting dated May 10, 2024.

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to attach the roll of the Company’s authorities:

1) Members of the Board of Directors:

Name	Position	Appointment date	Term of office expiration	Capacity
Miguel Dodero	Deputy Chairman	4/28/2023	12/31/2025	Non-independent
José Luis Morea	Director	4/28/2023	12/31/2025	Independent
Tomás José White	Director	4/28/2023	12/31/2025	Independent
Marcelo Atilio Suva	Director	4/28/2023	12/31/2024	Non-independent
Jorge Eduardo Villegas	Director	4/28/2023	12/31/2024	Independent
Martina Blanco	Director	4/28/2023	12/31/2024	Non-independent
Diego Gustavo Petracchi	Director	4/30/2024	12/31/2027	Non-independent
Martin Lhez	Director	4/30/2024	12/31/2027	Independent
Osvaldo Arturo Reca	Chairman	4/30/2024	12/31/2027	Non-independent
José Manuel Ortíz	Deputy Director	4/28/2023	12/31/2025	Independent
Adrián Gustavo Salvatore	Deputy Director	4/28/2023	12/31/2025	Non-independent
Martin Orozco	Deputy Director	4/28/2023	12/31/2025	Independent
Martin Elizalde	Deputy Director	4/28/2023	12/31/2024	Non-independent
José Manuel Pazos	Deputy Director	4/28/2023	12/31/2024	Non-independent
Alejo Villegas	Deputy Director	4/28/2023	12/31/2024	Independent
Ramon Nazareno Ulloa	Deputy Director	4/30/2024	12/31/2027	Independent
Rubén Omar López	Deputy Director	4/30/2024	12/31/2027	Non-independent
Fernando Roberto Bonnet	Deputy Director	4/30/2024	12/31/2027	Non-independent

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2) Members of the Statutory Audit Committee:

Name	Position	Appointment date	Term of office expiration	Capacity
Carlos Adolfo Halladjian	Statutory Auditor	4/30/2023	12/31/2024	Independent
Eduardo Antonio Erosa	Statutory Auditor	4/30/2023	12/31/2024	Independent
Juan Antonio Nicholson	Statutory Auditor	4/30/2023	12/31/2024	Independent
Cristina De Giorgio	Deputy Statutory Auditor	4/30/2023	12/31/2024	Independent
Carlos Adolfo Zlotnizky	Deputy Statutory Auditor	4/30/2023	12/31/2024	Independent
Lucas Nicholson	Deputy Statutory Auditor	4/30/2023	12/31/2024	Independent

3) Members of the Supervisory Committee:

Name	Position	Appointment date	Term of office expiration	Capacity
Tomás José White	Member	4/30/2024	12/31/2024	Independent
José Luis Morea	Member	4/30/2024	12/31/2024	Independent
Jorge Eduardo Villegas	Member	4/30/2024	12/31/2024	Independent
José Manuel Ortíz	Deputy member	4/30/2024	12/31/2024	Independent
Martin Elizalde	Deputy member	4/30/2024	12/31/2024	Independent

4) External Auditors:

PABLO GABRIEL DECUNDO (C.P.C.E.C.A.B.A. Volume 286, Page 106): Certifying Accountant.

HERNÁN CROCCI (C.P.C.E.C.A.B.A. Volume 410, Page 166): Deputy Certifying Accountant.

Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 19, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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